Exhibit 99.150

NOTICE TO READER

The Company has re-filed its 2023 annual consolidated financial statements (the “Refiled 2023 FS”) to include an amended auditor’s report delivered by HDCPA Professional Corporation (the “Auditors”). The date of the 2023 FS remains unchanged and the Refiled 2023 FS have not been restated in any respect.

The Auditors’ report on the Company’s previously filed 2023 annual consolidated financial statements (the “Original 2023 FS”) was amended to correctly identify the period over which the Auditors are providing assurance. The Refiled 2023 FS include an amended Auditors report which (a) identifies that the Auditors did not audit or express an opinion on the Company’s 2022 financial statements, (b) corrects a typographical error in the “Other Matters” section to refer to “December 31, 2023”, and (c) adds certain note references under “Description of the Key Audit Matter”.

These revised financial statements replace and supersede the original financial statements previously filed on SEDAR on April 1, 2024.

REVISED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022

(expressed in Canadian dollars)

206-5250 Solar Drive, Mississauga, ON, L4W 0G4 Phone: (647) 793-8100 | Fax: (905) 497-1190 Web: www.hdcpa.ca

Independent Auditors’ Report - Revised

To the Shareholders of DeFi Technologies Inc. (formerly Valour Inc.)

Opinion

We have audited the consolidated financial statements of DeFi Technologies Inc. and its subsidiaries (the “Group” or the “Company”), which comprise the consolidated statements of financial position as at December 31, 2023, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023, and its financial performance and its cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Emphasis of Matter – Restatement of Consolidated Financial Statements

We draw attention to Note 24 to the consolidated financial statements which describes i) that the consolidated financial statements that originally reported on March 31, 2023 have been amended, and ii) the matter that gives rise to the amendment of the consolidated financial statements. Our opinion is not modified in respect of this matter.

Other Matter – Comparative Information

The consolidated financial statements of DeFi Technologies Inc. for the year ended December 31, 2022, excluding the adjustments that were applied to restate certain comparative information, were audited by another auditor who expressed an unmodified audit opinion on those statements on March 31, 2023.

As part of our audit of the consolidated financial statements for the year ended December 31, 2023, we also audited the adjustments that were applied to restate certain comparative information presented as at December 31, 2022. In our opinion, such adjustments are appropriate and have been properly applied. Other than with respect to the adjustments that were applied to restate certain comparative information, we were not engaged to audit, review or apply any procedures to the consolidated financial statements as at and for the year ended December 31, 2022. Accordingly, we do not express an opinion or any other form of assurance on those consolidated financial statements taken as a whole.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern, we have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

1. Digital Assets held at a Counterparty

Description of the key audit matter

One of the Counterparties is a custodian/exchange that had custody of digital assets amounting to $421,687,911 (2022 – $59,579,414). Through testing of relevant internal controls performed by the auditor’s expert at this Counterparty, significant deficiencies were identified. Please refer to Note 7 and 17 to the consolidated financial statements for further detail.

Why the matter is a key audit matter

Since sufficient appropriate audit evidence could not be obtained with respect to the operating effectiveness of relevant internal controls, we were unable to place reliance on systems that produce statements and other information relating to the Company’s digital assets held at this counterparty that support the existence and rights & ownership assertion.

How our audit addressed the key audit matter

We performed additional audit procedures in order to assess the existence and rights & ownership to the digital assets held by this Counterparty as at December 31, 2022 and December 31, 2023, and digital asset transactions for the years then ended. Specifically, our work included, but was not limited to, the following procedures:

●	Performing walkthroughs and testing the Company’s key controls related to reconciliation of and hedging position analysis of Exchange Traded Products (ETP’s) and Digital Assets;

●	Obtaining detail of all transaction history from an Application Programming Interface (“API”), re-performing a roll-forward of digital asset balances held with this Counterparty from January 1, 2022 to December 31, 2023 and agreeing to the Company’s roll-forward;

●	Testing the completeness and accuracy of reports produced from the API;

●	Agreeing balances as of December 31, 2022 and December 31, 2023 from the roll-forward to the Counterparty confirmation and financial statements of the Company.

●	Observing the withdrawal of all digital assets by the Company from the Counterparty subsequent to year-end, excluding digital assets held as collateral and minimum requirement for active trading; and

●	Re-performing the roll-back of digital asset balances held with this Counterparty from the withdrawal date to December 31, 2023 and agreeing it to the Company’s roll-back.

2. Digital Assets – Recoverability of Coins held at Genesis Global Capital LLC (“Genesis”)

Description of the key audit matter

One of the Company’s loans payable is held with Genesis Global Capital LLC (“Genesis”). On January 20, 2023, Genesis declared bankruptcy and held 475 Bitcoin as collateral for the loans with a fair value as of December 31, 2023 of $26,513,019 (2022 - $10,609,787). The loans payable as at December 31, 2023 amounted to $8,690,623 (2022- $8,176,439). Please refer to Note 7, 10 and 17 to the consolidated financial statements for further detail.

Why the matter is a key audit matter

The assessment of the recoverability of the digital assets held as collateral requires management to apply judgement and estimates in assessing whether any of the digital assets will be recovered as a result of the claim from the bankruptcy proceedings.

How our audit addressed the key audit matter

To address the recoverability of digital assets held as collateral with Genesis, we performed the following procedures:

●	Reviewing supporting documents for the loan as well as the collateral held with Genesis;

●	Obtaining an understanding of the Company’s claim through review of legal documents as part of the bankruptcy proceedings;

●	Sending legal confirmations to determine the current status of the bankruptcy proceedings;

●	Assessing the client’s write-down of the digital assets to the recoverable amount for completeness and accuracy; and

●	Reviewing the adequacy of the disclosures in the consolidated financial statements.

3. Goodwill – Impairment

Description of the key audit matter:

The carrying value of Goodwill amounted to $46,712,027 as at December 31, 2023 (2022 - $46,712,027). Under IAS 36, Goodwill shall be assessed for impairment annually. The Company performed an assessment of Goodwill for impairment and concluded that it was not impaired for the year-ended December 31, 2022 and December 31, 2023. Please refer to Note 8 to the consolidated financial statements for further detail.

Why the matter is a key audit matter:

The assessment of the carrying value requires management to apply judgement and estimates in assessing whether any impairment has arisen at year end, and in quantifying any such impairment. The principal risks relate to the assessment of management’s cash flow forecast and the methodology used to value the Goodwill.

How our audit addressed the key audit matter:

We evaluated management’s assessment of the carrying value of Goodwill performed with reference to the criteria of IAS 36 and the Company’s accounting policy. Specifically, our work included, but was not limited to, the following procedures:

●	Evaluating whether the expert engaged by management to value Goodwill has the appropriate expertise;

●	Evaluating the work of the expert engaged by management to value Goodwill including the valuation techniques and assumptions used in the valuation;

●	For forecasts prepared by management and used by the valuation expert, performed an analysis to assess the reasonability of key assumptions in the forecast;

●	We confirmed that the forecasts used as basis for the valuation were appropriately approved by management and the board of directors; and

●	Reviewing the adequacy of the disclosures in the consolidated financial statements.

4. Private Investments – Valuation

Description of the key audit matter:

The carrying value of Private Investments amounted to $43,540,534 as at December 31, 2023 (2022 - $30,015,445). The Company accounts for these investments at fair value through profit and loss. Please refer to Note 4, 17 and 20 to the consolidated financial statements for further detail.

Why the matter is a key audit matter:

The assessment of the fair value requires management to apply judgement and estimates in assessing the fair value of the investment. The principal risks relate to the assessment of management’s methodology used to value the investment as well as assessing the fair value of the investment.

How our audit addressed the key audit matter:

We evaluated management’s assessment of the fair value of investments with reference to the Company’s accounting policy. Specifically, our work included, but was not limited to, the following procedures:

●	Evaluating the fair value of the investments against subsequent sales of the investments after year-end, where applicable;

●	Engaging an expert to value private investments with the appropriate expertise;

●	Evaluating the work of the auditor’s expert to value investments including the valuation technique and assumptions used;

●	Comparing the valuation from the expert to the valuation prepared by management; and

●	Reviewing the adequacy of the disclosures in the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises:

●	The information included in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2023.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2023 prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, base on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2023, and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Harpreet Dhawan.

HDCPA Professional Corporation
Mississauga, ON	Chartered Professional Accountants
April 1, 2024	Authorized to practice public accounting by CPA Ontario

DeFi Technologies Inc. (Formerly Valour Inc.)

DeFi Technologies Inc.

(Formerly Valour Inc.)
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

		December 31,	December 31,
	Note	2023	2022
		$	$
		(Restated - See Note 24)
Assets
Current
Cash and cash equivalents	3,17	6,727,482	4,906,165
Amounts receivable	5,17	54,036	67,102
Public investments, at fair value through profit and loss	4,17	-	17,227
Prepaid expenses	6	1,509,824	564,742
Digital assets	7,17	188,342,579	104,148,728
Digital assets loaned	7	270,362,684	-
Digital assets staked	7	30,516,888	-
Total current assets		497,513,493	109,703,964

Private investments, at fair value through profit and loss	4,17,20	43,540,534	30,015,445
Digital assets	7	643,487	53,358
Equipment		7,679	20,623
Right of use assets		-	1,917,174
Intangible assets	8	3,542,888	5,581,188
Goodwill	8	46,712,027	46,712,027
Total assets		591,960,108	194,003,779
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9,17,20	9,174,846	5,822,379
Loans payable	10,17	56,210,709	52,821,600
ETP holders payable	11,17	508,130,490	105,740,627
Total current liabilities		573,516,045	164,384,606
Non-current liabilities
Lease liabilities		-	1,709,911
Total liabilities		573,516,045	166,094,517
Shareholders’ equity
Common shares	15(b)(c)	170,687,476	166,151,401
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	16	28,631,887	27,909,984
Accumulated other comprehensive income		(1,652,547)	(2,996,218)
Non-controlling interest		(4,871)	-
Deficit		(183,539,232)	(167,477,256)
Total equity		18,444,063	27,909,262
Total liabilities and equity		591,960,108	194,003,779
Nature of operations and going concern	1
Commitments and contingencies	21
Subsequent event	25

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hascoet”
Director	Director

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

(Formerly Valour Inc.)

Consolidated Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

		Years ended December 31,
	Note	2023	2022
		$	$
		(Restated - see Note 24)
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	12	323,958,866	(325,044,954)
Realized and net change in unrealized gains and (losses) on ETP payables	13	(332,100,866)	320,382,227
Realized and unrealized (loss) on derivative assets		-	(434,073)
Staking and lending income		3,539,352	4,519,001
Management fees		1,461,594	1,436,455
Node revenue		15,235	347,758
Realized (loss) on investments, net	4	(4,150)	(12,077)
Unrealized (loss) on investments, net	4	13,484,504	(15,476,381)
Interest income		1,480	55,264
Total revenues		10,356,014	(14,226,780)

Expenses
Operating, general and administration	14,20	9,975,267	14,748,059
Share based payments	16	2,920,219	15,889,455
Depreciation - property, plant and equipment		12,945	18,342
Depreciation - right of use assets		-	69,322
Amortization - intangibles	8	2,038,300	2,277,443
Finance costs		4,161,136	4,014,038
Transaction costs		1,029,442	1,113,941
Foreign exchange loss (gains)		10,338,575	(324,699)
Impairment loss		-	13,865,355
Total expenses		30,475,884	51,671,256
Income (loss) before other item		(20,119,870)	(65,898,036)
(Loss) on settlement of debt		(172,093)	-
Net (loss) for the period		(20,291,963)	(65,898,036)
Other comprehensive loss
Foreign currency translation gain (loss)		1,343,670	(3,237,282)
Net (loss) and comprehensive income (loss) for the period		(18,948,293)	(69,135,318)

Net (loss) attributed to:
Owners of the parent		(20,287,092)	(65,898,036)
Non-controlling interests		(4,871)	-
		(20,291,963)	(65,898,036)

Net (loss) and comprehensive (loss) attributed to:
Owners of the parent		(18,943,422)	(69,135,318)
Non-controlling interests		(4,871)	-
		(18,948,293)	(69,135,318)

(Loss) per share
Basic		(0.09)	(0.32)
Diluted		(0.09)	(0.32)

Weighted average number of shares outstanding:
Basic		231,599,905	209,054,713
Diluted		231,599,905	209,054,713

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

(Formerly Valour Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Years ended December 31,
	Note	2023	2022
		$	$
		(Restated - See Note 24)
Cash (used in) provided by operations:
Net (loss) for the year		$(20,291,963)	$(65,898,036)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	16	2,920,219	15,889,455
Impairment loss		-	13,865,356
Loss on debt for shares		172,093	-
Interest income		-	(55,264)
Interest expense	10	4,161,136	4,014,038
Interest paid		(3,517,580)	-
Depreciation - Property, plant & equipment		12,945	18,342
Depreciation - right of use assets		-	69,322
Amortization - Intangible asset	8	2,038,300	2,277,443
Realized loss on investments, net		4,150	12,077
Unrealized (gain) loss on investments, net		(13,484,504)	15,476,381
Realized and net change in unrealized (gains) and loss on digital assets	12	(323,958,866)	325,044,954
Realized and net change in unrealized (gains) and loss on ETP	13	332,100,866	(320,382,227)
Realized and unrealized loss on derivative assets	13	-	434,072
Staking and lending income		(3,539,352)	(4,519,001)
Node revenue		(15,235)	(347,758)
Management fees		(1,461,594)	(1,436,455)
ETP paid in digital assets		1,320,155	-
Unrealized loss on foreign exchange		440,341	(4,071,748)
		(23,098,889)	(19,609,049)
Adjustment for:
Purchase of digital assets		(318,355,007)	(231,392,840)
Disposal of digital assets		244,656,544	191,092,048
Purchase of investments		-	(34,649,658)
Disposal of investments		13,180	28,248
Change in amounts receivable		13,065	(34,537)
Change in prepaid expenses and deposits		(945,069)	693,287
Change in accounts payable and accrued liabilities		5,197,664	3,792,777
Net cash (used in) operating activities		(92,518,511)	(90,079,724)
Investing activities
Additions to right of use assets		-	(1,411,062)
Lease payment		-	(1,258,033)
Net cash (used in) investing activities		-	(2,669,095)
Financing activities
Proceeds from ETP holders		308,595,496	242,378,583
Payments to ETP holders		(223,232,891)	(196,516,517)
Loan Payable		4,629,099	53,117,760
Proceeds from private placements		4,528,750	1,554,348
Share issuance costs		-	(14,490)
Proceeds from exercise of warrants	16	-	647,284
Proceeds from exercise of options	16	94,875	45,000
Shares repurchased pursuant to NCIB		-	(13,154,570)
Net cash provided by financing activities		94,615,330	88,057,398

Effect of exchange rate changes on cash and cash equivalents		(275,502)	436,552
Change in cash and cash equivalents		1,821,317	(4,254,869)
Cash, beginning of year		4,906,165	9,161,034
Cash and cash equivalents, end of year		$6,727,482	$4,906,165

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.
(Formerly Valour Inc.)
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	(2,996,218)	-	(167,477,256)	27,909,261
Warant allocation	-	(243,330)	-	-	-	-	-	243,330	243,330	-	-	-	-
Private Placement	11,812,500	1,117,145	-	-	-	-	-	772,855	772,855	-	-	-	1,890,000
Shares issued for debt settlement	13,697,095	1,449,103	-	-	-	-	-	-	-	-	-	-	1,449,103
Shares issued on convertible debt	30,000,000	1,585,524	-	-	-	-	-	1,414,476	1,414,476	-	-	-	3,000,000
Shares issued on purchase of investment	805,612	128,898	-	-	-	-	-	-	-	-	-	-	128,898
Option exercised	575,000	94,875	-	-	-	-	-	-	-	-	-	-	94,875
Value of options exercised	-	86,710	-	-	(86,710)	-	-	-	(86,710)	-	-	-	-
Warrants expired	-	-	-	-	-	-	-	(423,261)	(423,261)	-	-	423,261	-
Options cancelled	-	-	-	-	(3,138,267)	-	-	-	(3,138,267)	-	-	3,138,267	-
DSU exercised	757,500	317,150	-	-	-	(317,150)	-	-	(317,150)	-	-	-	-
DSU cancelled	-	-	-	-	-	(663,587)	-	-	(663,587)	-	-	663,587	-
Share-based payments	-	-	-	-	875,928	2,044,291	-	-	2,920,219	-	-	-	2,920,219
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	1,343,670	(4,871)	(20,287,092)	(18,948,293)
Balance, December 31, 2023	276,658,208	$170,687,476	4,500,000	$4,321,350	$17,968,263	$8,040,660	$27,453	$2,595,513	$28,631,889	$(1,652,548)	$(4,871)	$(183,539,232)	$18,444,063

Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$7,051,948	$27,453	$585,986	25,898,062	$241,064	$-	$(101,944,546)	$91,781,396
Private Placement	7,736,865	$1,367,932	-	-	-	-	-	171,926	171,926	-	-	-	1,539,858
Shares issued for debt settlement	138,767	296,160	-	-	-	-	-	-	-	-	-	-	296,160
NCIB	(8,560,100)	(6,743,038)	-	-	-	-	-	-	-	-	-	(6,411,536)	(13,154,574)
Warrants exercised	3,714,917	647,285	-	-	-	-	-	(136,447)	(136,447)	-	-	-	647,285
Value of warrants exercised	-	136,447	-	-	-	-	-	-	-	-	-	-	-
Warrants expired	-	-	-	-	-	-	-	(33,352)	(33,352)	-	-	33,352	-
Option exercised	500,000	45,000	-	-	-	-	-	-	-	-	-	-	45,000
Value of options exercised	-	39,600	-	-	(39,600)	-	-	-	(39,600)	-	-	-	-
Options cancelled			-	-	(5,150,380)	-	-	-	(5,150,380)	-	-	5,150,380	-
DSU exercised	4,377,500	3,561,550	-	-	-	(3,561,550)	-	-	(3,561,550)	-	-	-	-
Value of DSU exercised	-	3,535,000	-	-	-	(3,535,000)	-	-	(3,535,000)	-	-	-	-
DSU cancelled	-	-	-	-	-	(1,593,130)	-	-	(1,593,130)	-	-	1,593,130	-
Share-based payments	-	-	-	-	7,274,617	8,614,838	-	-	15,889,455	-	-	-	15,889,455
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	(3,237,282)	-	(65,898,036)	(69,135,318)
Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	$(2,996,218)	$-	$(167,477,256)	$27,909,262

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (formerly Valour Inc.) (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at December 31, 2023, 2023, the Company has working capital (deficiency) of $(76,002,552) (December 31, 2022 - $(54,680,642), including cash of $6,727,482 (December 31, 2022 - $4,906,165) and for the year ended December 31, 2023 had a net loss and comprehensive loss of $18,948,293 (for the year ended December 31, 2022 – $69,135,318). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action and the escalation of war between Israel and Hamas in Gaza, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations. The extent and duration of the current Russia-Ukraine conflict or the Israel and Hamas conflict in Gaza and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks, including those relating to digital asset price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Corporation, and third parties with which the Corporation relies on or transacts, may materialize and may have an adverse effect on the Corporation’s business, results of operation, and financial condition.

2.	Material accounting policy information

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on April 1, 2024.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These consolidated financial statements of fiscal 2023 comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Valour Inc., DeFi Europe AG, Crypto 21 AB, Valour Management Limited and Valour Digital Securities Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

(c)	Basis of preparation and functional currency

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Valour Inc., DeFi Europe AG, Crypto 21 AB, Valour Management Limited and Valour Digital Securities Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(d)	Change in accounting policy

During the year ended December 31, 2023, the Company changed its accounting policy regarding the treatment for when the Company sells a portion of its digital asset holdings or when there’s redemptions of its ETP payables. The Company has adopted first in, first out (“FIFO”) to identify the units sold and determine the cost basis to use. As a result, for the year ended December 31, 2023 and 2022, realized gains (loss) on digital assets increase (decreased) by $54,543,334 and $(8,151,116), respectively and unrealized gains (loss) (decreased) increased by $(54,543,334) and $8,151,116, respectively. As a result, for the year ended December 31, 2023 and 2022, realized gains (loss) on ETP payables (decreased) increase by $(44,112,584) and $66,031,477, respectively and unrealized gains (loss) (decreased) increased by $(44,112,584 and $(66,031,477), respectively.

There were no changes to the consolidated statements of financial position, consolidated statements of operations and comprehensive (loss) or consolidated statements of cash flow.

(e)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Counbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company elected not to designate this as a hedging instrument. The ETPS are actively traded on the Nordic Growth Market (“NGM”) and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 4 and 17 for further details.

(iv)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 4 and 17 for further details.

(v)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(vi)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(e)	Significant accounting judgements, estimates and assumptions (continued)

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 7 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(xi)	Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provider by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets. See note 2(e)(i) and note 2(t).

(f)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, derivative asset, accounts payable and accrued liabilities and ETP holders payable.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 17, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. The Company utilizes the quoted closing prices. These are included in Level 1 as disclosed in Note 17.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted due the short term of the hold period. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 17.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. These are included in Level 2 as disclosed in Note 17.

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 17.

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, due to market price changes and the fair value was determined at a specific time, the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 17. Options and warrants of private companies are carried at fair value using valuation technique.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, or to an extent that, it was not previously allowed, or reduce or eliminate the need for approvals;

●	receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

●	release by the investee company of positive operational results, which either proves or expands their investee’s prospects; and

●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies;

●	denial of the investee company’s application for approvals which prohibit the investee company from proceeding with its projects;

●	the investee company releases negative operating results;

●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

●	the investee company is placed into receivership or bankruptcy; and

●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

(i)	Investments (continued)

Privately held investments (continued):

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Financial instruments (continued)

(ii)	Financial assets other than investments at fair value and liabilities (continued)

Financial assets (continued)

Impairment of financial assets

The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

(iii)	Financial assets other than investments at fair value and liabilities

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. ETP holders payable are designated as financial liability at fair value through profit or loss on initial recognition. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s financial liabilities also include accounts payable and liabilities and loans payable, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(g)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(h)	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the services promised. Revenue is recognized only when it is probable that the economic benefits associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(h)	Revenue recognition (continued)

Management fees

The Company recognizes revenue from management fees earned on various ETP products. The management fee percentage is outlined in each ETP prospectus. The management fee is calculated daily based on the daily ETP net asset value and is recognized daily when the management fee is calculated. The management fee is deducted from the net asset value of the ETPs. The management fees are valued in the underlying ETPs base currency and converted into USD daily.

Other revenues

The Company earns revenue from aggregating small individual trades during the day to facilitate hedging and optimize liquidity and hedging them periodically. These are computed as net fiat receivables and are measured based on the average daily USD rates at the end of each day.

Public and private investments

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

(i)	Lending, staking and node revenue

Lending and Staking

The Company earns a yield based on digital assets that are lent or staked with various reputable digital asset exchanges. The Company transfers digital asset to either staking account within the exchange platform and into staking custody accounts. The Company transfers the digital assets to those staking accounts and the counterparty delivers staking and lending rewards in return. The digital assets rewards are based on the rewards offered at the time the Company enters into staking or lending arrangements. The transaction price is an interest rate offered for the digital asset deposit. Over the period that the digital assets are staked or lent, the digital assets rewards are deposited into the Company’s custody accounts. The rewards are based on the amount of digital assets staked or lent and the rate offered by the custodian at that time.

Staking and lending rewards are recognized as revenue as they are earned over the period the digital assets are staked or loaned. Staking allows the Company to earn income through a process that is used to verify cryptocurrency transactions. It involves committing holdings to support a blockchain network and confirming transactions. Cryptocurrencies that allow staking use a “consensus mechanism” called Proof of Stake, which is the way they ensure that all transactions are verified and secured without a bank or payment processor in the middle.

(j)	Node revenue

Node Revenue

Node revenue is earned as transactions are validated on a blockchain. When transactions are validated on the blockchain, the Company receives rewards from that blockchain. The transaction price are the rewards earned by the Company as transactions are validated by the Company’s node. The Company receives rewards for these services provided to the blockchain. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account. As the tokens are earned, revenue is calculated by summing up the tokens earned each day and multiplying the value of reward tokens for that day.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(k)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company, as a lessee, recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove any improvements made to branches or office premises. The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net income if the carrying amount of the right-of-use asset has been reduced to zero. The Company presents right-of-use assets and lease liabilities in the Consolidated Statement of Financial Position. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(l)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer and Chief Operating Officer.

The Company’s material operating segments are located in Canada, Bermuda and Cayman Islands (See Note 21 for details).

(m)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the year ended December 31, 2023 and 2022 all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(n)	Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(q)	Investment in Associate

Associates are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments over which the Company has the ability to significantly influence are initially recorded at cost. When the initial recognition of the investment in the associate occurs as a result of a loss of control of a former subsidiary, the fair value of the retained interest in the former subsidiary on the date of the loss of control is deemed to be the cost on initial recognition. Investment income (loss) is calculated using the equity method. The Company’s share of the associate’s profit or loss is recognized in the consolidated statements of operations and its share of movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(q)	Investment in Associate (continued)

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the consolidated statements of operations. Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognised in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising in investments in associates are recognized in the consolidated statements of operations. The investment account of the investor reflects: i) the cost of the investment in the investee; ii) the investment income or loss (including the investor’s proportionate share of discontinued operations) relating to the investee subsequent to the date when the use of the equity method first became appropriate; and iii) the investor’s proportion of dividends paid by the investee subsequent to the date when the use of the equity method first became appropriate

(r)	Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital assets consist of cryptocurrency denominated assets (see Note 7) and are included in current assets. Digital assets are measured using unadjusted quoted prices taken from active markets, where available. Fair value measurement for digital assets with available active market prices has been classified as Level 1 in the fair value hierarchy. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. The Company revalues its digital assets quarterly.

Disclosure

The Company applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Company applies the disclosure requirements in IAS 2 – Inventories for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Company discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognized in the consolidated financial statements.

The Company has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as digital assets and measured at fair value through other profit or loss.

Increases and decreases in the fair value of digital assets are recognized through profit or loss. Digital assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership on disposal.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(s)	Digital Asset Loaned

Initial recognition and measurement

The Company enters into loan agreements with various digital asset exchanges to earn yield based on the digital assets that are lent. At the time the Company enters into the loan agreement, the digital asset is derecognized from digital assets as the borrower obtains the rights to direct the use of the digital asset and the Company recognizes this as digital assets loaned, measured at the fair value of the loaned digital asset.

Subsequent measurement

During the term of the digital asset loan, the digital asset loaned is measured at the fair value based on the fair market value of loaned digital assets with any gains / (losses) resulting from remeasuring the digital asset loaned to the realized and net change in unrealized gains and losses on digital assets.

Derecognition

At the end of the digital asset loan, the digital asset loaned is derecognized and re-recorded as digital assets at the carrying amount of the digital asset loaned.

(t)	Intangible assets

Intangible assets consist of brand names. The Company has estimated the brand name will contribute cash flows for 10 years.

Intangible assets are carried at cost less accumulated amortization and impairment losses.

Impairment

Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to dispose or its value in use. Impairment losses are evaluated for potential reversals of impairment when events or changes in circumstances warrant such consideration.

The carrying values of all intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

(u)	Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Goodwill is not amortized but is reviewed for impairment at least annually or sooner if indicators of impairment exist. Goodwill is tested for impairment at the group level representing the lowest level at which management monitors it, the operating segment level. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

No impairment losses have been recognized in the consolidated statements of loss related to goodwill.

For the year ended December 31, 2023 and 2022, the Company did not experience any triggering events or additional information that the goodwill’s recoverable amount was significantly different than its carrying amount.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(v)	Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Repurchases by the Company of its own common shares under a Normal Course Issuer Bid (“NCIB”) are accounted for in accordance with IAS 32, Financial Instruments: Presentation. Upon reacquiring common shares under a NCIB, the Company deducts from equity the purchase price of these common shares and any costs to acquire such common shares. Any such common shares held by the Company are considered treasury shares until they are cancelled.

(w)	Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

As at December 31, 2023, the Company recorded a legal provision of $nil (December 31, 2022, $2,000,000).

(x)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2024 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following amendments were adopted by the Company on January 1, 2023. The adoption of these amendments had no significant impact on the Company’s financial statements.

IAS 16, Property, Plant and Equipment - The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

IFRS 9 – Financial Instruments - The IASB has issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

3.	Cash and cash equivalents

	31-Dec-23	31-Dec-22
Cash at banks	$306,920	$1,339,665
Cash at brokers	6,417,725	3,425,834
Cash at digital currency exchanges	2,837	140,665
	$6,727,482	$4,906,165

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

4.	Investments, at fair value through profit and loss

At December 31, 2023, the Company’s investment portfolio consisted of zero publicly traded investment and nine private investments for a total estimated fair value of $43,540,534 (December 31, 2022 – one publicly traded investment and eight private investments at a total estimated fair value of $30,032,672).

During the year ended December 31, 2023, the Company had a realized (loss) of $(4,150) and an unrealized gains of $13,484,504 (December 31, 2022 – realized (loss) of ($12,077)) and an unrealized losses of ($15,476,381) on private and public investments.

Public Investments

At December 31, 2023, the Company had no public investments.

At December 31, 2022, the Company’s one public investment had a total fair value of $17,227.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Smart Valor AG		19,000 SDR	150,908	17,227	100.0%
Total public investments			$150,908	$17,227	100.0%

Private Investments

At December 31, 2023 the Company’s nine private investments had a total fair value of $43,540,534.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,216,890	2.8%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,138,380	4.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	661,366	1.5%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG (formerly SEBA Bank AG)	(i)	3,906,250 non-voting shares	34,498,750	39,395,000	90.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$43,540,534	100.0%

At December 31, 2022, the Company’s eight private investments had a total fair value of $30,015,445.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$1,122,042	$1,246,149	4.2%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,189,794	7.3%
Earnity Inc.		85,142 preferred shares	130,946	14,991	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	677,268	2.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
SEBA Bank AG	(i)	3,906,250 non-voting shares	34,498,750	25,657,000	85.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	189,611	0.6%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	40,632	0.1%
Total private investments			$42,016,208	$30,015,445	100.0%

5.	Amounts receivable

	30-Jun-23	31-Dec-22
Other receivable	$54,036	$67,102

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

6.	Prepaid expenses

	30-Jun-23	31-Dec-22
Prepaid insurance	$42,335	$61,065
Prepaid expenses	1,467,489	503,677
	$1,509,824	$564,742

7.	Digital Assets

As at December 31, 2023, the Company’s digital assets consisted of the below digital currencies, with a fair value of $489,865,638 (December 31, 2022 - $104,202,085). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	December 31, 2023		December 31, 2022
	Quantity	$	Quantity	$
Binance Coin	236.4452	97,710	11.1000	3,678
Bitcoin	2,271.3329	108,983,280	2,126.5130	45,065,282
Ethereum	21,537.4066	65,956,320	21,141.7368	34,333,700
EthereumPoW	0.2000	1	-	-
Cardano	54,210,783.1700	43,306,306	36,438,339.0800	12,004,332
Polkadot	1,666,147.7880	18,371,365	931,646.4544	5,407,239
Solana	1,682,112.49	235,733,109	428,280.68	5,537,534
Shyft	4,539,407.2792	78,314	3,507,575.4684	37,530
Uniswap	296,352.0602	2,932,687	148,734.0602	1,021,542
USDC		673		1,586
USDT		111,856		14,134
Litcoin	17.3931	1,719	-	-
Doge	220,474.3947	26,652	10,000.0000	914
Cosmos	11,700.0000	171,497	201.0000	2,531
Avalanche	248,151.6644	13,148,105	48,995.3900	712,745
Matic	0.0003	-	890.0000	906
Shiba Inu	-	-	90,000,000.0000	975
Ripple	76,029.7317	62,737	2,000.0000	919
Enjin	432,342.3671	223,237	10,009.9900	3,180
Tron	118,490.5094	16,581	-	-
Terra Luna	202,302.5360	-	199,195.3600	-
Current	63,728,357	489,222,151		104,148,728
Blocto	264,559.703	10,503	251,424.913	6,737
Boba Network	250,000.00	-	250,000.00	-
Clover	430,000.00	19,831	310,000.00	13,216
Maps	285,713.000	-	285,713.000	-
Mobilecoin	2,855.5045	-	2,855.5045	-
Oxygen	400,000.000	-	400,000.000	-
Pyth	2,500,000.00	503,669	2,500,000.00	-
Saffron.finance	86.21	2,619	86.21	2,345
Sovryn	15,458.95	12,863	15,458.95	2,342
Wilder World	148,810.00	94,002	148,810.00	28,660
Volmex Labs	2,925,878.0000	-	2,925,878.0000	58
Long-Term		643,487		53,358
Total Digital Assets		489,865,638		104,202,085

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

The continuity of digital assets for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Opening balance	$104,202,085	$370,053,740
Digital assets acquired	318,355,007	231,392,840
Digital assets disposed	(244,656,544)	(191,092,048)
Realized (loss) on digital assets	(1,017,247)	(55,746,548)
Digital assets earned from staking, lending and fees	3,554,587	5,955,456
Net change in unrealized gains and losses on digital assets	324,976,115	(270,021,882)
Foregin exchange (loss) gain	(15,548,363)	13,660,527
	$489,865,638	$104,202,085

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital assets held by counterparty for the years ended December 31, 2023 and 2022 is the following:

	December 31, 2023	December 31, 2022
	Fair Value	Fair Value
Counterparty A	421,687,911	59,579,414
Counterparty B	30,592,947	11,926,180
Counterparty C	2,775,287	348,441
Counterparty D	11,785,440	23,212,486
Counterparty E	8,633,491	8,176,439
Counterparty F	837,948	-
Counterparty G	8,840,988	-
Other	248,294	19,508
Self custody	4,463,332	939,618
Total	$489,865,638	$104,202,085

As of December 31, 2023, digital assets held as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	1,158.2614	46,860,266
Ethereum	9,263.7800	28,369,770
Total	10,422.0414	$75,230,036

As at December 31, 2023, the 475 Bitcon held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $8,690,623 (US$6,570,862), the fair value of the loan and interest held with Genesis.

As of December 31, 2022, digital assets held as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin	1,763.8300	28,787,772
Ethereum	18,051.9700	29,315,988
Total	19,815.8000	$58,103,760

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

As at December 31, 2022, the 475 Bitcon held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $8,176,439 (US$6,036,945), the fair value of the loan and interest held with Genesis.

Digital Assets loaned

As of December 31, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2022, the Company had no digital assets loaned with certain financial institutions.

As of December 31, 2023, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Ethereum	7,000.0000	21,437,084	8%
Cardano	8,500,000.0000	6,790,228	3%
Polkdot	1,373,835.0000	15,148,250	6%
Solana	1,572,441.0000	220,363,625	82%
Avalanche	125,009.0000	6,623,496	2%
Total	11,578,285.0000	$270,362,684	100%

As of December 31, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Counterparty A	2.4% to 9.7%	11,578,285.0000	270,362,684	100%
Total		11,578,285.0000	$270,362,684	100%

	Geography	December 31, 2023
Digital on loan:
Counterparty A	Cayman Islands	100%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2023 and December 31, 2022, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of December 31, 2023, the Company has skated select digital assets to borrowers at annual rates ranging from approximately 3.15% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2022, the Company had no digital assets skated with certain financial institutions.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets (continued)

As of December 31, 2023, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Cardano	38,201,004.7950	30,516,888	100%
Total	38,201,004.7950	$30,516,888	100%

As of December 31, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Counterparty B	3.15%	38,201,004.7950	30,516,888	100%
Total		38,201,004.7950	$30,516,888	100%

As of December 31, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on staked:
Counterparty B	Switzerland	100%
Total		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company limits these risks by placing its digital assets staked with open term durations without lockups as a standard for all staking arrangements. The Company also places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2023 and December 31, 2022, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

8.	Intangibles and goodwill

Cost	Brand Name	Total
Balance, December 31, 2022 and 2021 and Decemebr 31, 2023	$42,789,968	$42,789,968

Accumulated Amortization	Brand Name	Total
Balance, December 31, 2021	$(21,065,981)	$(21,065,981)
Amortization	(2,277,443)	(2,277,443)
Impairment loss	(13,865,356)	(13,865,356)
Balance, December 31, 2022	$(37,208,780)	$(37,208,780)
Amortization	(2,038,300)	(2,038,300)
Balance, December 31, 2023	$(39,247,080)	$(39,247,080)

Balance, December 31, 2022	$5,581,188	$5,581,188
Balance, Decemeber 31, 2023	$3,542,888	$3,542,888

Impairment test of brand name

During the year ended December 31, 2023, as the result of the excess of consideration paid over the fair value of the brand name acquired from Defi Capital and Valour Inc., the Company carried out a review of the recoverable amount of that brand name, which is used in its governance business line in Canada and ETP business line on Cayman Islands. The review led to the recognition of an impairment loss of $nil (December 31, 2022 - $13,865,356), which has been recognized in profit or loss.

Impairment test of goodwill

Goodwill acquired through business combination of $46,712,027 (2022 - $46,712,027) has been allocated to the ETP CGU.

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The review led to the recognition of an impairment loss of $Nil (December 31, 2022 - $Nil). The recoverable amount of the Company’s CGU has been assessed by reference to the value in use (“VIU”).

Sensitivity

The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount of the ETP CGU to which goodwill is allocated.

The recoverable amount of the ETP CGU would equal its carrying amount if the key assumptions were to change as follows:

	31-Dec-23	31-Dec-22
Growth in reward rates	From 9.00% to 3.25%	From 11.50% to 1.5%
Growth in assets under management	From 49.00% to 9.0%	From 97.00% to 56.0%
Pre-tax discount rate	From 23.6% to 31.6%	From 23.7% to 31.7%

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

9.	Accounts payable and accrued liabilities

	31-Dec-23	31-Dec-22
Corporate payables	$4,443,937	$5,505,689
Digital asset liquidity provider	4,402,557	-
Related party payable (Note 20)	328,352	316,690
	$9,174,846	$5,822,379

10.	Loans payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). On April 4, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. In April 2022, the Company partially repaid of one of the loans of US$3,500,000, while the remainder of these loans have since been renewed and continue to be outstanding. The Company has spread the loans among two different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. As Of December 31, 2023, the loan principal of $52,242,700 (US$39,500,000) (December 31, 2022 - $52,821,600 (US$39,000,000)) was outstanding. The loans terms are open term and have interest rates ranging from 10.2% and 14.05% The extended loans are secured with 1,000 BTC and 9,264 ETH.

One of Company’s digital asset liquidity provider loans payable is held with Genesis Global Capital LLC (“Genesis”). On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is US$6,570,863 and secured with 475 BTC. See Note 7.

On February 3, 2023, the Company entered into a loan agreement with Ridgeside Capital Inc. for an unsecured loan of $260,000 The principal and interest is due on or before August 2, 2023. On July 11, 2023, the Company repayment the loan and outstanding interest of $270,129 by issuing 2,595,521 common shares. A former director of the Company, is also a director of Ridgeside Capital Inc.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,101,300 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The Principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. As of December 31, 2023, the loan principal of $3,967,801 (US$3,000,001) was outstanding.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

11.	ETP holders payable

The fair market value of the Company’s ETPs as at December 30, 2023 and December 31, 2022 were as follows:

	December 31, 2023	December 31, 2022
	$	$
BTC Zero EUR	13,325,026	3,063,222
BTC Zero SEK	113,727,037	44,379,551
ETH Zero EUR	1,426,174	120,319
ETH Zero SEK	64,723,237	33,841,456
Polkadot EUR	217,017	56
Polkadot SEK	18,056,128	5,312,625
Cardano EUR	105,209	1,308
Cardano SEK	43,131,123	11,833,732
UNI EUR	132,960	86,714
UNI SEK	2,780,982	891,459
BNB ETP - EUR	1,560	-
Solana EUR	4,215,658	12,010
Solana SEK	232,410,677	5,494,963
Cosmos EUR	159,572	185
Valour Digital Asset Basket 10 EUR	301,427	790
Valour Digital Asset Basket 10 SEK	42,770	-
Valour BTC Carbon Neutral EUR	5,288	1,107
Avalanche EUR	137,447	697,454
Avalanche SEK	13,034,136	872
Enjin EUR	197,061	2,804
	508,130,490	105,740,627

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

12.	Realized and net change in unrealized gains and (losses) on digital assets

	31-Dec-23	31-Dec-22
Realized gains / (loss) on digital assets	$(1,017,247)	$(55,746,548)
Unrealized gains / (loss) on digital assets	324,976,113	(269,298,406)
	$323,958,865	$(325,044,954)

13.	Realized and net change in unrealized gains and (losses) on ETP payables

	31-Dec-23	31-Dec-22
Realized gains / (loss) on ETPs	$15,580,180	$235,271,241
Unrealized gains / (loss) on ETPs	(347,681,046)	85,110,986
	$(332,100,866)	$320,382,227

14.	Expenses by nature

	Years ended December 31,
	2023	2022
Management and consulting fees	$5,569,354	$7,218,330
Travel and promotion	718,366	2,331,176
Office and rent	1,467,975	1,051,511
Accounting and legal	2,000,363	4,103,581
Regulatory and transfer agent	219,210	42,983
Current income tax recovery	-	478
	$9,975,267	$14,748,059

15.	Share Capital

a)	As at December 31, 2023 and December 31, 2022, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

15.	Share Capital (continued)

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2021	211,102,552	$163,265,466
Private placement financings	7,736,865	1,384,009
Share issuance costs allocated to shares		(14,490)
Share issuance costs allocated to warrants		(1,587)
Shares issued for debt settlement	138,767	296,160
Warrants exercised	3,714,917	647,284
Grant date fair value on warrants exercised		136,447
Options exercised	500,000	45,000
Grant date fair value on options exercised	-	39,600
DSU exercised	4,377,500	3,561,550
Grant date fair value on DSU excercised		3,535,000
NCIB	(8,560,100)	(6,743,037)
Balance, December 31, 2022	219,010,501	$166,151,401
Private placement financings	11,812,500	1,117,145
Shares issued for debt settlement	13,697,095	1,449,102
Warrant allocation		(243,330)
Options exercised	575,000	181,585
Grant date fair value on options exercised
DSU exercised	757,500	317,150
Issued on convertible debt	30,000,000	1,585,524
Shares issued on acquisition of investment	805,612	128,898
Balance, December 31, 2023	276,658,208	$170,687,476

During the year ended December 31, 2023, the Company issued 13,697,095 common shares at an issue price of $0.11 per share to settle existing debt with consultants and management resulting in a loss on settlement of debt in the amount of $172,093. Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

On October 24, 2023, the Company issued convertible debt in exchange for $3,000,000, the notes mature two years from issuance and accrue interest at 8% per annum. Upon conversion or at the maturity of the note the notes were convertible for an equal number of common shares and share purchase warrants, of the Company with an exercise price of $0.20. An officer of the Company subscribed for $361,250 convertible debt.

On November 6, 2023, the conversion option was exercised resulting in the issuance of 30,000,000 common shares of the Company and 30,000,000 warrants, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.20 for a period of 60 months following the closing date. At the issue date, the fair value of the warrants was estimated at $0.10 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151.9%; risk-free interest rate of 3.87% and an expected life of 5 years. As a result of the conversion option, an officer of the Company received 3,612,500 common shares and 3,612,500 warrants for his convertible debenture.

On November 6, 2023, the Company issued 805,612 common shares of the Company in exchange for an $128,898 investment in Neuronomics AG, the shares were valued based on the closing price of the Company’s stock at the date of the exchange. An officer of the Company received 402,808 common shares in exchange for 362 shares of Neuromomics AG.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

15.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On November 22, 2023, the Company closed a non-brokered private placement financing and issued 11,812,500 units for gross proceeds of $1,890,000 at a price of $0.16 per unit, each unit consists of one common shares of the company and one warrant, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.23 for a period of 24 months following the closing date. An officer of the Company subscribed 3,125,000 units for $335,167. At the issue date, the fair value of the warrants was estimated at $0.16 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 139.6%; risk-free interest rate of 4.40% and an expected life of 2 years.

On November 14, 2022, the Company closed a non-brokered private placement financing and issued 7,736,865 unit for gross proceeds of $1,414,973 at a price of $0.20 per common unit, each unit consist of one common share of the Company and one-half warrant, each whole warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.30 for a period of 24 months following the closing date. The transaction closed in 2 tranches with 3,724,926 warrants issued on November 14, 2022. At the issue date, the fair value of the warrants was estimated at $0.17 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 152.7%; risk-free interest rate of 3.87% and an expected life of 2 years.

The second tranche closed on November 19, 2022 with 331,000 warrants issued. At the issue date fair value of warrants was estimated at $13,183 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 141.7%; risk-free interest rate of 3.87% and an expected life of 2 years.

The Company also paid share and warrant issue costs of $14,490. Of the total subscriptions, 2,500,000 units were acquired by a former officer of the Company. Company paid $14,950 in finders fees and other share issue costs. A former officer of the Company subscribed 2,500,000 units for $500,000.

Subscriptions for 2,500,000 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

c)	Normal Course Issuer Bid (“NCIB”)

On April 9, 2022, the Company extended its NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platform. The NCIB was originally launched on April 13, 2021 and was set to expire on April 8, 2022. Under the terms of the NCIB, the company may, if considered advisable, purchase its common shares in open-market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms not to exceed up to 10 per cent of the public float for the common shares as of April 8, 2022, or 20,359,513 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange as measured from November 8, 2021, to April 8, 2022. The NCIB will be extended until April 7, 2023, or to such earlier date as the NCIB is complete.

During the year ended December 31, 2023, the Company purchased and cancelled no shares (December 31, 2022 – purchased and cancelled 8,560,100 shares at an average price of $1.54).

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2021	20,308,100	$1.27	$18,260,128	$8,625,000	$7,051,948	19,432,810	$0.20	$585,986	$25,898,062
Granted	5,300,000	1.02	7,274,617	6,500,000	8,614,838	4,055,926	0.04	171,926	16,061,381
Exercised	(500,000)	0.09	(39,600)	(4,377,500)	(7,096,550)	(3,714,917)	0.17	(136,447)	(7,272,597)
Expired / cancelled	(7,330,600)	0.50	(5,150,380)	(4,377,500)	(1,593,130)	(3,033,333)	0.01	(33,352)	(6,776,862)
December 31, 2022	17,777,500	$1.27	20,344,765	6,370,000	$6,977,106	16,740,486	$0.20	$588,113	$27,909,984
Granted	8,900,000	0.10	875,928	4,359,286	2,044,291	41,812,500	0.21	2,430,661	5,350,880
Exercised	(575,000)	0.15	(86,710)	(757,500)	(317,150)	-	-	-	(403,860)
Expired / cancelled	(2,697,500)	1.11	(3,138,269)	(327,500)	(663,587)	(12,684,560)	0.03	(423,261)	(4,225,117)
December 31, 2023	23,405,000	$0.99	$17,995,714	9,644,286	$8,040,660	45,868,426	$0.30	$2,595,513	$28,631,887

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On July 13, 2023, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.115 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $105,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

On November 24, 2023, the Company granted 2,650,000 stock options to a consultant and directors of the Company to purchase common shares of the Company for the price of $0.29 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $731,400 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.7%; risk-free interest rate of 3.83%; and an expected average life of 5 years. Directors of the received 2,500,000 options.

On December 4, 2023, the Company granted 4,500,000 stock options to an officer of the Company to purchase common shares of the Company for the price of $0.45 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $2,162,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.9%; risk-free interest rate of 3.54%; and an expected average life of 5 years.

On December 11, 2023, the Company granted 750,000 stock options to a consult and directors of the Company to purchase common shares of the Company for the price of $0.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $308,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.1%; risk-free interest rate of 3.53%; and an expected average life of 5 years. Directors of the received 500,000 options.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

Stock option plan (continued)

On January 26, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.98 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $687,350 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 1.67%; and an expected average life of 5 years. These options were forfeited and cancelled on December 31, 2022.

On March 31, 2022, the Company granted 700,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.43 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $903,840 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.8.%; risk-free interest rate of 2.39%; and an expected average life of 5 years. These options were forfeited and cancelled on December 31, 2022.

On May 5, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $2 for a period of five years from the date of grant. The options shall vest 50% at the grant date and 50% six months from the date of grant. These options have an estimated grant date fair value of $591,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146%; risk-free interest rate of 2.76%; and an expected average life of 5 years.

On May 5, 2022, the Company granted 1,200,000 stock options to an officer of Company to purchase common shares of the Company for the price of $1.11 for a period of five years from the date of grant. The options shall vest immediately. These options have an estimated grant date fair value of $1,468,560 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146%; risk-free interest rate of 2.76%; and an expected average life of 5 years.

On May 20, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $334,300 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 146.8%; risk-free interest rate of 2.70%; and an expected average life of 5 years. On July 21, 2022, the Company granted 400,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.80 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $195,640 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 147.5%; risk-free interest rate of 3.00%; and an expected average life of 5 years.

On October 17, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.165 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $73,350 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.5%; risk-free interest rate of 3.60%; and an expected average life of 5 years.

On October 19, 2022, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.165 for a period of five years from the date of grant. The options shall vest in four equal installments every three months. These options have an estimated grant date fair value of $150,800 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.4%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

The Company recorded $875,928 of share-based payments during the year ended December 31, 2023 (2022 - $7,274,616).

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

Stock option plan (continued)

The following share-based payment arrangements were in existence at December 31, 2023:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
510,000	510,000	16-Nov-20	16-Nov-25	$0.09	40,392	$0.09	138.70%	5	0%	0.46%
250,000	250,000	24-Feb-21	24-Feb-26	$1.58	574,750	$2.55	147.00%	5	0%	0.73%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
2,170,000	2,170,000	9-Apr-21	9-Apr-26	$1.58	3,468,962	$1.78	145.20%	5	0%	0.95%
2,900,000	2,900,000	18-May-21	18-May-26	$1.22	3,263,080	$1.25	145.60%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
1,950,000	1,950,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	145.50%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$1.70	380,375	$1.70	144.00%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
250,000	250,000	31-Dec-21	31-Dec-26	$3.11	698,525	$3.11	145.00%	5	0%	1.25%
500,000	500,000	9-May-22	9-May-27	$2.00	591,950	$1.34	146.00%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	334,300	$0.75	146.80%	5	0%	2.70%
400,000	400,000	21-Jul-22	21-Jul-27	$0.80	195,640	$0.50	147.50%	5	0%	3.00%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	75,350	$0.17	149.50%	5	0%	3.60%
425,000	425,000	19-Oct-22	19-Oct-27	$0.17	64,090	$0.17	149.40%	5	0%	3.71%
1,000,000	250,000	13-Jul-23	13-Jul-28	$0.115	105,000	$0.12	149.10%	5	0%	3.71%
2,650,000	-	24-Nov-23	24-Nov-28	$0.29	731,400	$0.29	151.70%	5	0%	3.83%
4,500,000	-	4-Dec-23	4-Dec-28	$0.45	2,162,700	$0.45	151.90%	5	0%	3.54%
750,000	-	11-Dec-23	11-Dec-28	$0.52	308,700	$0.52	153.10%	5	0%	3.53%
23,405,000	14,755,000				21,661,184

The weighted average remaining contractual life of the options exercisable at December 31, 2023 was 3.46 years (December 31, 2022 – 3.5 years).

Warrants

As at December 31, 2023, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,537,433	14-Nov-22	14-Nov-24	$0.30	366,968	$0.17	152.7%	2	0%	3.87%
Warrants	187,493	14-Nov-22	14-Nov-24	$0.30	19,865	$0.17	152.7%	2	0%	3.87%
Warrants	331,000	29-Nov-22	29-Nov-24	$0.30	30,010	$0.18	141.7%	2	0%	3.95%
Warrants	30,000,000	6-Nov-23	6-Nov-28	$0.20	1,414,476	$0.17	151.9%	5	0%	3.87%
Warrants	11,812,500	22-Nov-23	22-Nov-25	$0.23	772,855	$0.33	139.6%	2	0%	4,40%
Warrant issue costs					(8,661)
	45,868,426				2,595,512

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On February 1, 2023 the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

16.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs) (continued)

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest immediately.

On July 13, 2023, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On November 24, 2023, the Company granted 1,434,286 DSUs to consultants of the Company. These DSUs have a grant day fair value of $277,500 and vest immediately.

On November 24, 2023, the Company granted 925,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day. Officers of the Company received 400,000 DSUs.

On January 26, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $990,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On March 31, 2022, the Company granted 600,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $858,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On May 3, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $555,000 and vest immediately.

On July 21, 2022, the Company granted 2,400,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,200,000 and vest in four equal instalments every six months, with the first instalment vesting on the date that is six-months from the grant date.

On October 6, 2022, the Company granted 2,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $460,000 and vest in four equal instalments every three months, with the first instalment vesting on the date that is three-months from the grant date.

On October 19, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $75,000 and vest in four equal instalments every six months, with the first instalment vesting on the date that is six-months from the grant date.

The Company recorded $2,044,291 in share-based compensation during the year ended December 31, 2023 (2022 - $8,614,838).

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments

Financial assets and financial liabilities as at December 31, 2023 and December 31, 2022 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2022
Cash	$4,906,165	$-	$4,906,165
Amounts receivable	67,102	-	67,102
Public investments	-	17,227	17,227
Private investments	-	43,505,269	43,505,269
USDC	-	1,586	1,586
Accounts payable and accrued liabilities	(5,822,379)	-	(5,822,379)
Loan payable	(52,821,600)	-	(52,821,600)
ETP holders payable	-	(105,740,627)	(105,740,627)
December 31, 2023
Cash	$6,727,482	$-	$6,727,482
Amounts receivable	54,036	-	54,036
Public investments	-	-	-
Private investments	-	43,540,534	43,540,534
USDC	-	(1,000)	(1,000)
Accounts payable and accrued liabilities	(9,174,846)	-	(9,174,846)
Loan payable	(56,210,709)	-	(56,210,709)
ETP holders payable	-	(508,130,490)	(508,130,490)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its Valour Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at December 31, 2023, the Company had current assets of $497,513,493 (December 31, 2022 - $109,703,964) to settle current liabilities of $573,516,046 (December 31, 2022 - $164,384,606).

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at December 31, 2023 and December 31, 2022

Liquidity risk (continued)

December 31, 2022
	Total	Less than 1 year	1-3 years
Cash	$4,906,165	$4,906,165	$-
Amounts receivable	67,102	67,102	-
Public investments	17,227	17,227	-
Prepaid expenses	564,742	564,742	-
Digital assets	104,202,086	104,148,728	53,358
Private investments	30,015,445	-	30,015,445
Accounts payable and accrued liabilities	(5,822,379)	(5,822,379)	-
Loan payable	(52,821,600)	(52,821,600)	-
ETP holders payable	(105,740,627)	(105,740,627)	-
Lease liabilities	(1,709,911)	-	(1,709,911)
Total assets / (liabilities) - December 31, 2022	$(26,321,750)	$(54,680,642)	$28,358,892

December 31, 2023
	Total	Less than 1 year	1-3 years
Cash	$6,727,482	$6,727,482	$-
Amounts receivable	54,036	54,036	-
Prepaid expenses	1,509,824	1,509,824	-
Digital assets	489,865,637	489,222,151	643,487
Private investments	43,540,534	-	43,540,534
Accounts payable and accrued liabilities	(9,174,846)	(9,174,846)	-
Loans payable	(56,210,709)	(56,210,709)	-
ETP holders payable	(508,130,490)	(508,130,490)	-
Total assets / (liabilities) - December 31, 2023	$(31,818,532)	(76,002,552)	44,184,021

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At December 31, 2023, two investments made up approximately 7.0% (December 31, 2022 – two investment of 13.9%) of the total assets of the Company.

For the year ended December 31, 2023, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.2 million, or $0.02 per share.

For the year ended December 31, 2022, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $2.7 million, or $0.02 per share.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

Market risk (continued)

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2023, a 1% change in interest rates could result in $6,700 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro Swiss Franc and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2023 and December 31, 2022, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2023
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$6,668,518	$-	$-	$-
Receivables	47,159	-	-	-
Private investments	4,016,636	-	39,395,000	-
Prepaid investment	1,509,824	-	-	-
Digital assets	489,865,637	-	-	-
Accounts payable and accrued liabilities	(3,080,229)	(74,466)	(101,828)	(21,939)
Loan payable	(56,210,709)
ETP holders payable	(508,130,490)	-	-	-
Net assets (liabilities)	$(65,313,654)	$(74,466)	$39,293,172	$(21,939)

December 31, 2022
	United States Dollars	British Pound	Swiss Franc	European Euro
Cash	$4,742,001	$-	$-	$-
Receivables	67,103	-	-	-
Private investments	4,358,445	-	25,657,000	-
Prepaid investment	551,379	-	-	136,189
Digital assets	104,202,086	-	-	-
Accounts payable and accrued liabilities	(2,649,621)	(72,189)	(23,685)	(21,687)
Loan payable	(52,821,600)
ETP holders payable	(105,740,627)	-	-	-
Net assets (liabilities)	$(47,290,835)	$(72,189)	$25,633,315	$114,502

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2023 would result in an estimated increase (decrease) in net income of approximately $2,601,500 (December 31, 2022 - $2,159,200).

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2023 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2023 and December 31, 2022.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$-	$-	$-	$-
Privately traded invesments	-	-	43,540,534	43,540,534
Digital assets	-	673	-	673
December 31, 2023	$-	$673	$43,540,534	$43,541,207
Publicly traded investments	$17,227	$-	$-	$17,227
Privately traded invesments	-	-	30,015,445	30,015,445
Digital assets	-	1,586	-	1,586
December 31, 2022	$17,227	$1,586	$30,015,445	$30,034,258

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended December 31, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss

Investments, fair value for the period ended	December 31, 2023	December 31, 2022
Balance, beginning of period	$1,586	$4,063
Disposal	(913)	(2,477)
Balance, end of period	$673	$1,586

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended December 31, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	December 31, 2023	December 31, 2022
Balance, beginning of period	$30,015,445	$10,257,760
Purchases	128,898	34,498,750
Unrealized gain/(loss) net	13,396,191	(14,741,065)
Balance, end of period	$43,540,534	$30,015,445

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2023 and December 31, 2022.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$1,216,890	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,138,380	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	661,366	Recent financing	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Amina Bank	39,395,000	Market approach	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
December 31, 2023	$43,540,534

3iQ Corp.	$1,246,149	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,189,794	Recent financing	Marketability of shares	0% discount
Earnity	14,991	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	677,268	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	25,657,000	Market approach	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	189,611	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	40,632	Recent financing	Marketability of shares	0% discount
December 31, 2022	$30,015,445

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at December 31, 2023, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2023. As at December 31, 2023, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $121,689 (December 31, 2022 - $124,615) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at December 31, 2023, the valuation of BPC was based on the August 2022 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2023. As at December 31, 2023, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $213,828 (December 31, 2022 - $218,979) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at December 31, 2023, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at December 31, 2023 a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2022 - $1,499) change in the carrying amount.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

17.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at December 31, 2023, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2023. As at December 31, 2023. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $66,137 (December 31, 2022 - $67,727) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at December 31, 2023, the valuation of SDK:Meta LLC was $nil (December 31, 2022 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at December 31, 2023, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- 0 (December 31, 2022 - $0) change in the carrying amount.

Amina Bank AG (formerly SEBA Bank AG) (“Amina”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of Amina. As at December 31, 2023, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2023. As at December 31, 2023, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,939,500 (December 31, 2022 +/- $2,565,700) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at December 31, 2023, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2023. As at December 31, 2023, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2022 - $18,961) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at December 31, 2023, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2023. As at December 31, 2023. a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2022 - $4,063) change in the carrying amount.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

18.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

19.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended December 31, 2023.

20.	Related party disclosures

a)	The consolidated financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Capital Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Inc. (Cayman)	Cayman Islands	100
DeFi Europe AG	Cayman Islands	100
Crypto 21 AB	Sweden	100
Valour Management Limited	UK	100
Valour Digital Securities Limited		0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the years ended December 31, 2023 and 2022 were as follows:

	Three months ended September 30,		Years Ended December 31,
	2023	2022	2023	2022
Short-term benefits	$862,208	$435,545	$862,208	$1,673,537
Shared-based payments	574,361	2,701,002	574,361	3,944,408
	$1,436,569	$3,136,547	$1,436,569	$5,617,945

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

20.	Related party disclosures (continued)

As at December 31, 2023, the Company had $147,485 (December 31, 2022 - $296,084) owing to its current key management, and $314,136 (December 31, 2022 - $356,340) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the years ended December 30, 2023 and 2022, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Three months ended September 30,		Years Ended December 31,
	2023	2022	2023	2022
2227929 Ontario Inc.	$30,000	$30,000	$120,000	$120,000
	$30,000	$30,000	$120,000	$120,000

**	Excl. HST & incl. bonus

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2023 the Company had a payable balance of $226,000 (December 31, 2022 - $90,400) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

The Company incurred $173,917 (2022 - $41,086) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $165,868 (December 31, 2022 – $34,759) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($74,466) (December 31, 2022 - $72,189) expenses owed to Vik Pathak, a former director and officer of the Company.

On August 10, 2023, the Company entered into a share purchase agreement to sell its subsidiary Crypto 21 AB for 50,000 SEK. One of the purchasers is an officer of the Company.

See note 16.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2023 and December 31, 2022.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,138,380
Aminna Bank AG (formerlt SEBA Bank AG)*	Former Director (Olivier Roussy Newton) of investee	39,395,000
Total investment - December 31, 2023		$41,533,380

*	Private companies

Investment	Nature of relationship to invesment	Estimated Fair value	% of FV
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,189,794	7.9%
SEBA Bank AG	Director (Olivier Roussy Newton) of investee	25,657,000
Total investment - December 31, 2022		$27,846,794	100.0%

*	Private companies

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2023,

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

20.	Related party disclosures (continued)

During the year ended December 31, 2023, Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

During the year ended December 31, 2023, the Company also issued 2,724,941 common shares of the Company to former key management at an issue price of $0.11 per share to settle existing debt of $231,620 resulting in a loss on settlement of debt in the amount of $68,124.

Valour Inc. holds 4,000,000 common shares of the Company.

21.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,070,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $900,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

22.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Cayman Islands where its operating business are located. Cayman Islands operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. Information about the Company’s assets by geographical location is detailed below.

December 31, 2023	Canada	Bermuda	Cayman Islands	Total
Cash	59,069	-	6,668,412	6,727,481
Amounts receivable	6,878	-	47,159	54,037
Public investments	-	-	-	-
Prepaid expenses	77,521	-	1,432,303	1,509,824
Digital Assets	503,669	218,131	489,143,837	489,865,637
Property, plant and equipment	-	5,073	2,606	7,679
Other non-current assets	92,578,559	-	1,216,890	93,795,449
Total assets	93,225,696	223,204	498,511,207	591,960,107

December 31, 2022	Canada	Bermuda	Cayman Islands	Total
Cash	261,992	-	4,644,173	4,906,165
Amounts receivable	4,155	-	62,947	67,102
Public investments	-	-	17,228	17,228
Prepaid expenses	136,189	2,784	425,769	564,742
Digital Assets	-	144,246	104,057,840	104,202,086
Property, plant and equipment	-	15,543	5,080	20,623
Other non-current assets	81,021,879	40,632	3,163,323	84,225,834
Total assets	81,424,215	203,205	112,376,360	194,003,780

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

22.	Operating segments (continued)

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the year ended December 31, 2023	DeFi	DeFi Bermuda	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	503,669	122,096	323,333,102	323,958,867
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(332,100,866)	(332,100,866)
Realized (loss) of derivative asset	-	-	-	-
Staking and lending income	-	164	3,539,188	3,539,352
Management fees	-	-	1,461,594	1,461,594
Node revenue	-	15,235	-	15,235
Realized (loss) on investments, net	-	-	(4,150)	(4,150)
Unrealized (loss) on investments, net	13,466,082	(40,872)	59,294	13,484,504
Interest income	1,480	-	-	1,480
Total revenue	13,971,231	96,622	(3,711,838)	10,356,015
Expenses
Operating, general and administration	3,476,710	33,863	6,464,694	9,975,267
Share based payments	2,920,219	-	-	2,920,219
Depreciation - property, plant and equipment	-	10,470	2,475	12,945
Amortization - intangibles	2,038,300	-	-	2,038,300
Finance costs	8,789	-	4,152,347	4,161,136
Transaction costs	-	-	1,029,442	1,029,442
Foreign exchange (gain) loss	(34,696)	-	10,373,271	10,338,575
Income (loss) before other item	5,561,909	52,289	(25,734,067)	(20,119,869)
Loss on settlement of debt	(172,093)			(172,093)
Income (loss) before other item	5,389,816	52,289	(25,734,067)	(20,291,962)
Other comprehensive loss
Foreign currency translation (loss) gain	-	(4,611)	1,348,281	1,343,670
Net (loss) income and comprehensive (loss) income for the period	5,389,816	47,678	(24,385,786)	(18,948,292)

For the year ended December 31, 2022	Valour Inc. (Canada)	DeFi Bermuda	Valour Inc. (Cayman)	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	(3,135,165)	(321,909,789)	(325,044,954)
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	320,382,227	320,382,227
Realized (loss) of derivative asset	-	(434,072)	-	(434,072)
Staking and lending income	-	5,329	4,513,672	4,519,001
Management fees	-	-	1,436,455	1,436,455
Node revenue	-	347,758	-	347,758
Realized (loss) on investments, net	(12,077)	-	-	(12,077)
Unrealized (loss) on investments, net	(12,227,493)	-	(3,248,888)	(15,476,381)
Interest income	2,641	-	52,623	55,264
Total revenue	(12,236,929)	(3,216,150)	1,226,300	(14,226,779)
Expenses
Operating, general and administration	9,282,891	43,889	5,421,279	14,748,059
Share based payments	15,889,455	-	-	15,889,455
Depreciation - property, plant and equipment	-	15,867	2,475	18,342
Depreciation - right of use assets	-	-	69,322	69,322
Amortization - intangibles	2,277,443	-	-	2,277,443
Finance costs		-	4,014,038	4,014,038
Transaction costs	140,886	-	973,055	1,113,941
Foreign exchange (gain) loss	139,109	-	(463,808)	(324,699)
Impairment loss	13,865,356	-	-	13,865,356
Total expenses	41,595,140	59,756	10,016,360	51,671,256
(Loss) income before other item	(53,832,069)	(3,275,906)	(8,790,061)	(65,898,036)
Other comprehensive loss
Foreign currency translation (loss) gain	(1,779)	115,366	(3,350,869)	(3,237,282)
Net (loss) income and comprehensive (loss) income for the period	(53,833,848)	(3,160,540)	(12,140,930)	(69,135,318)

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

23.	Income Taxes

a)  Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2022 – 26.5%) were as follows:

	2023 $	2022 $
(Loss) before income taxes	(20,291,962)	(65,898,036)
Expected income tax recovery based on statutory rate	(5,377,000)	(17,463,000)
Adjustment to expected income tax recovery:
Change in foreign exchange rates	-	(86,000)
Permanent difference from difference in tax rates	2,130,873	2,175,641
Provision to return adjustment	(284,000)	(1,979,092)
Share based compensation	728,000	4,211,000
Other	(90,000)	(9,000)
Change in unrecorded deferred tax asset	2,892,127	13,150,092
Deferred income tax provision (recovery)	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2023 $	2022 $
Non-capital loss carry-forwards	49,321,000	43,751,000
Undepreciated capital costs (UCC)	33,000	33,000
Reserves	360,000
Share issuance costs	207,000	208,000
Exploration and evaluation assets	7,002,000	7,002,000
Investments	40,985,000	41,045,000
Capital losses carried forward	23,348,000	22,687,000
Total	121,256,000	114,726,000

The deferred tax impact for Valour Inc. and DeFi Bermuda are nil as the corporate income tax rate is 0% in these two countries.

The Company has approximately $49,321,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2043.

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

24.	Restatement of financial results

The Company has restated its December 31, 2022 consolidated statement of financial position, consolidated statement of operations and comprehensive loss and consolidated statement of cash flow to correct material errors and omissions in its prior filing. The following tables present the impact of the restatement adjustments on the Company’s previously issued consolidated financial statements for the year ended December 31, 2022:

a.	To impair the digital assets held at Genesis to its recoverable amount of $8,176,439 (US$6,036,945).

b.	To revalue the fair value 3iQ investments to $1,246,149.

c.	To revalue the fair value of SEBA Bank AG to $25,657,000.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	December 31, 2022 $ As previously reported	Restatement	December 31, 2022 $ As Restated
Assets
Current
Cash and cash equivalents	4,906,165		4,906,165
Amounts receivable	67,102		67,102
Public investments, at fair value through profit and loss	17,227		17,227
Prepaid expenses	564,742		564,742
Digital assets	106,582,076	(2,433,348)	104,148,728
Digital assets loaned	-		-
Digital assets staked	-		-
Total current assets	112,137,312	2,433,348	109,703,964
Private investments, at fair value through profit and loss	43,505,269	(13,489,824)	30,015,445
Digital assets	53,358		53,358
Equipment	20,623		20,623
Right of use assets	1,917,174		1,917,174
Intangible assets	5,581,188		5,581,188
Goodwill	46,712,027		46,712,027
Total assets	209,926,951	15,923,172	194,003,779
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	5,822,379		5,822,379
Loans payable	52,821,600		52,821,600
ETP holders payable	105,740,627		105,740,627
Total current liabilities	164,384,606	-	164,384,606
Non-current liabilities
Lease liabilities	1,709,911		1,709,911
Total liabilities	166,094,517	-	166,094,517
Shareholders’ equity
Common shares	166,151,401		166,151,401
Preferred shares	4,321,350		4,321,350
Share-based payments reserves	27,909,984		27,909,984
Accumulated other comprehensive income	(2,996,218)		(2,996,218)
Non-controlling interest	-		-
Deficit	(151,554,084)	(15,923,172)	(167,477,256)
Total equity	43,832,434-	15,923,172	27,909,262
Total liabilities and equity	209,926,951-	15,923,172	194,003,779

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

24.	Restatement of financial results (continued)

Consolidated Statements of Operations and Comprehensive (Loss)
(Expressed in Canadian dollars)
	Years ended December 31,
	2022
	$		2022
	As previously reported	Restatement	$ As Restated

Revenues
Realized and net change in unrealized gains and (losses) on digital assets	(322,611,606)	(2,433,348)	(325,044,954)
Realized and net change in unrealized gains and (losses) on ETP payables	320,382,227		320,382,227
Realized and unrealized (loss) on derivative assets	(434,073)		(434,073)
Staking and lending income	4,519,001		4,519,001
Management fees	1,436,455		1,436,455
Node revenue	347,758		347,758
Realized (loss) on investments, net	(12,077)		(12,077)
Unrealized (loss) on investments, net	(1,986,557)	(13,489,824)	(15,476,381)
Interest income	55,264		55,264
Total revenues	1,696,392	(15,923,172)	(14,226,780)

Expenses
Operating, general and administration	14,748,059		14,748,059
Share based payments	15,889,455		15,889,455
Depreciation - property, plant and equipment	18,342		18,342
Depreciation - right of use assets	69,322		69,322
Amortization - intangibles	2,277,443		2,277,443
Finance costs	4,014,038		4,014,038
Transaction costs	1,113,941		1,113,941
Foreign exchange gains (loss)	(324,699)		(324,699)
Impairment loss	13,865,355		13,865,355
Total expenses	51,671,256	-	51,671,256
Income (loss) before other item	(49,974,864)	(15,923,172)	(65,898,036)
Loss on settlement of debt	-	-	-
Net (loss) for the period	(49,974,864)	(15,923,172)	(65,898,036)
Other comprehensive loss
Foreign currency translation loss	(3,237,282)	-	(3,237,282)
Net (loss) and comprehensive income (loss) for the period	(53,212,146)	(15,923,172)	(69,135,318)

Net (loss) attributed to:
Owners of the parent	(49,974,864)		(65,898,036)
Non-controlling interests	-		-
	(49,974,864)		(65,898,036)

Net (loss) and comprehensive (loss) attributed to:
Owners of the parent	(53,212,146)		(69,135,318)
Non-controlling interests	-		-
	(53,212,146)		(69,135,318)

(Loss) per share
Basic	(0.24)		(0.32)
Diluted	(0.24)		(0.32)

Weighted average number of shares outstanding:
Basic	209,054,713		209,054,713
Diluted	209,054,713		209,054,713

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

24.	Restatement of financial results (continued)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
	Years ended December 31,
	2022		2022
	$		$
	As previously reported	Restatement	As Restated
Cash (used in) provided by operations:
Net (loss) for the year	$(49,974,864)	$(15,923,172)	$(65,898,036)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	15,889,455		15,889,455
Impairment loss	13,865,356		13,865,356
Loss on debt for shares	-		-
Interest income	(55,264)		(55,264)
Interest expense	-		-
Interest paid	-		-
Depreciation - Property, plant & equipment	18,342		18,342
Depreciation - right of use assets	69,322		69,322
Amortization - Intangible asset	2,277,443		2,277,443
Realized loss on investments, net	12,077		12,077
Unrealized (gain) loss on investments, net	1,986,557	13,489,824	15,476,381
Realized and net change in unrealized (gains) and loss on digital assets	322,611,606	2,433,348	325,044,954
Realized and net change in unrealized (gains) and loss on ETP	(320,382,227)		(320,382,227)
Realized and unrealized loss on derivative assets	434,072		434,072
Staking and lending income	(4,519,001)		(4,519,001)
Node revenue	(347,758)		(347,758)
Management fees	(1,436,455)		(1,436,455)
ETP paid in digital assets	-		-
Unrealized loss on foreign exchange	3,735,067		3,735,067
	(15,816,272)	0	(15,816,272)
Adjustment for:
Purchase of digital assets	(231,392,840)		(231,392,840)
Disposal of digital assets	191,092,048		191,092,048
Purchase of investments	(34,649,658)		(34,649,658)
Disposal of investments	28,248		28,248
Change in amounts receivable	(34,537)		(34,537)
Change in prepaid expenses and deposits	693,287		693,287
Change in accounts payable and accrued liabilities	-		-
Net cash (used in) operating activities	(90,079,724)	0	(90,079,724)
Investing activities
Additions to right of use assets	(1,411,062)		(1,411,062)
Lease payment	(1,258,033)		(1,258,033)
Net cash (used in) investing activities	(2,669,095)	-	(2,669,095)
Financing activities
Proceeds from ETP holders	242,378,583		242,378,583
Payments to ETP holders	(196,516,517)		(196,516,517)
Loan Payable	53,117,760		53,117,760
Proceeds from private placements	1,554,348		1,554,348
Share issuance costs	(14,490)		(14,490)
Proceeds from exercise of warrants	647,284		647,284
Proceeds from exercise of options	45,000		45,000
Shares repurchased pursuant to NCIB	(13,154,570)		(13,154,570)
Net cash provided by financing activities	88,057,398	-	88,057,398
Effect of exchange rate changes on cash and cash equivalents	436,552	-	436,552
Change in cash and cash equivalents	(4,254,869)	-	(4,254,869)
Cash, beginning of year	9,161,034	-	9,161,034
Cash and cash equivalents, end of year	$4,906,165	$-	$4,906,165

DeFi Technologies Inc. (Formerly Valour Inc.)

Notes to the consolidated financial statements

For the years December 31, 2023 and 2022

(Expressed in Canadian dollars unless otherwise noted)

25.	Subsequent event

On February 7, 2024, the Company completed its acquisition of Reflexivity Research LLC, a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry acquiring all the issued and outstanding shares of Reflexivity Research LLC for five million common shares of the Company.

On February 9, 2024, the Company completed its the acquisition of intellectual property (IP) from prominent Solana developer Stefan Jorgensen. This acquisition marks a significant milestone in Defi Technologies’ expansion strategy, focusing on enhancing its offerings in the Solana ecosystem by issuing a total of 7,297,090 common shares of the company at a deemed price of 55 cents per payment share to Mr. Jorgensen in exchange for all of the IP. The payment shares are subject to a lock-up and will be released in five tranches over a period of two years and be subject to the continued involvement of Mr. Jorgensen with Defi Technologies and its subsidiaries. No finders’ fees were paid in connection with the acquisition.

Subsequent to December 31, 2023, the Company agreed to sell some of its shares in 3iQ.